1933 Act File No. 333-208597

1940 Act File No. 811-22554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐Pre-Effective Amendment No. _

☒ Post-Effective Amendment No. 8

☐	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 13

VERTICAL CAPITAL INCOME FUND

Principal Executive Offices

80 Arkay Drive, Suite 110, Hauppauge, NY 11788

1-631-470-2600

Agent for Service

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

Copies of information to:

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, 17th floor Columbus, OH 43215 (614) 469-3265	Richard Malinowski, Esq. Gemini Fund Services, LLC 80 Arkay Drive, Suite 110 Hauppauge, NY 11788 (631) 470-2734

Approximate Date of Commencement of Proposed Public Offering (not applicable)

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans
☐	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-208597.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act").
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

____________________________________________________________________________________

EXPLANATORY NOTE

This Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File Nos. 333-208597 and 811-22554) of Vertical Capital Income Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 8 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 8 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 8 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of Parts A and B of the Registration Statement filed with the Securities and Exchange Commission on January 28, 2019, pursuant to Rule 486(b) under the Securities Act, are incorporated by reference herein.

____________________________________________________________________________________

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: The financial highlights of Vertical Capital Income Fund (the "Registrant") for the fiscal period ended September 30, 2018 are included in Part A of this registration statement in the section entitled "Financial Highlights."

Part B: The Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal period ended September 30, 2018, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2. Exhibits

a. (1) Agreement and Declaration of Trust 1

(2) Certificate of Trust 1

b. By-Laws 9

c. Voting Trust Agreements: None

d.	Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders' Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article 12, "Meetings" of shareholders of the Registrant's By-Laws.

e. Dividend reinvestment plan 8

f. Rights of subsidiaries long-term debt holders: Not applicable.

g. Investment Advisory Agreement 8

h. Loan Agreement 7

i. Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j. Custody Agreements.

(1)	Custody Agreement with U.S. Bank [7]
(2)	Custody Agreement with Community Banks of Colorado [9]

k.       (1) Fund Services Agreement (Administration, Accounting and Transfer Agency) 2

(2) Compliance Consulting Agreement 6

(3) Expense Limitation Agreement 9

(4) Security Servicing Agreement 4

(5) Transfer Agent Agreement 9

l.        (1) Opinion of Counsel 4

(2) Consent of Counsel 7

m. Non-resident Trustee Consent to Service of Process: Not applicable

n. Consent of Independent Registered Public Accounting Firm 7

o. Omitted Financial Statements: None

p. Initial Capital Agreement 2

q. Model Retirement Plan: None

r.       (1) Code of Ethics-Fund 2

(2) Code of Ethics-Adviser 4

s. Powers of Attorney 2

[1]	Previously filed on May 3, 2011, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

[2]	Previously filed on September 30, 2011, as an exhibit to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[3]	Previously filed on January 22, 2014, as an exhibit to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[4]	Previously filed on December 17, 2015, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[5]	Previously filed on March 28, 2017, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[6]	Previously filed on November 13, 2017, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[7]	Previously filed on January 28, 2019, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[8]	Previously filed on November 16, 2019, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[9]	Filed herewith.

Item 26. Marketing Arrangements

Not Applicable.

Item 27 . Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of March 1, 2021:

Title of Class Shares of Beneficial Ownership.	Number of Record Holders 210

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Agreement and Declaration of Trust (the "Declaration of Trust"), previously filed as Exhibit (a)(2) hereto; Section 8 of the Registrant's Underwriting Agreement, previously filed as Exhibit (h)(1) hereto; and Section 4 of the Fund Services Agreement, previously filed as Exhibit (k)(1) hereto; Section 11 of Security Servicing Agreement, previously filed as Exhibit (k)(4) hereto; and Section 8 of the Compliance Consulting Agreement, filed herewith as Exhibit (k)(2). The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and agreements described above in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's Prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-80540), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Gemini Fund Services, LLC, the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 80 Arkay Drive, Suite 110, Hauppauge, New York 11788. American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219 maintains certain records relating to its function as transfer agent. The other required books and records are maintained by the Adviser at 5301 Alpha Road, Suite 80-222, Dallas, TX 75240.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's prospectus or statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bexley, State of Ohio, on the 3rd day of March 2021.

VERTICAL CAPITAL INCOME FUND

By: /s/

Name: JoAnn M. Strasser

Title: Attorney-in-Fact*

*Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
Robert J. Boulware**	Trustee	**
Mark J. Schlafly**	Trustee	**
T. Neil Bathon**	Trustee	**
/s/ Destiny Poninski	Treasurer and Principal Financial Officer	March 3, 2021
Michael D. Cohen**	President and Principal Executive Officer	**

**By: /s/

JoAnn M. Strasser

March 3, 2021

**Attorney-in-Fact – Pursuant to Powers of Attorney

EXHIBIT INDEX

Description	Exhibit Number
By-Laws	99(b)
Custody Agreement with Community Banks of Colorado	99(j)(2)
Expense Limitation Agreement	99(k)(3)
Transfer Agent Agreement	99(k)(5)